

Mail Stop 3030

December 20, 2016

<u>Via E-mail</u>
David S. Schulz
Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

Re: **WESCO International, Inc.**
         Registration Statement on Form S-4
         Filed December 9, 2016
         File No. 333-215008

Dear Mr. Schulz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael J. Solecki
       Jones Day